Exhibit 99.1

Cenovus announces successful Consent Solicitation with respect to Cenovus’s 6.80% Notes due 2037

Calgary, Alberta (April 21, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced the expiration and results of the previously announced consent solicitation (the “Consent Solicitation”) and receipt of the consents necessary to effect an amendment to the pledge agreement (the “2037 Notes Pledge Agreement”) in respect of Cenovus’s outstanding 6.80% Notes due 2037 (the “2037 Notes”). The 2037 Notes were issued under an indenture, dated as of September 11, 2007 (as supplemented and amended, the “Indenture”) between Cenovus (as successor by amalgamation to Husky Energy Inc. (“Husky”)) and Wells Fargo Bank, National Association (as successor trustee to The Bank of Nova Scotia Trust Company of New York) (the “Trustee”). The Indenture also governs the outstanding 4.40% Notes due 2029 (the “2029 Notes”), 4.00% Notes due 2024 (the “2024 Notes”) and 3.95% Notes due 2022 (the “2022 Notes”) of Cenovus (in each case, originally issued by Husky).

Consent Solicitation

Subject to the terms and conditions described in Cenovus’s Consent Solicitation Statement, dated April 12, 2021 (the “Solicitation Statement”), Cenovus solicited consents from the holders of the 2037 Notes as of the Record Date (as defined in the Solicitation Statement) (“Holders”) to conform the 2037 Notes Pledge Agreement to the pledge agreements in respect of the 2029 Notes and the 2024 Notes (the “Amendment”).

In conjunction with receiving the requisite consents, Cenovus will promptly execute and deliver an amendment to the 2037 Notes Pledge Agreement, pursuant to which the Amendment will become operative. Except for the Amendment, all of the existing terms of the 2037 Notes, the Indenture and the 2037 Notes Pledge Agreement will remain unchanged.

Cenovus will pay the consent payment detailed in the table below to the Holders whose consents were validly delivered (and not revoked) prior to the expiration of the Consent Solicitation, as early as April 21, 2021 subject to the terms and conditions described in the Solicitation Statement. The 2037 Notes are currently rated Baa3 with a negative outlook and BBB- with a stable outlook by Moody’s and S&P Global Ratings, respectively. Cenovus does not expect that the Amendment will affect these ratings.

Series of Notes	CUSIP/ ISIN Number	Outstanding Aggregate Principal Amount	Consent Payment
6.80% Notes due 2037	CUSIP: 448055AD5 ISIN: US448055AD59	$386,773,000	$1.00 per $1,000 principal amount of the 2037 Notes

No Consents were solicited from holders of the 2029 Notes, the 2024 Notes or the 2022 Notes, and the Amendment has no effect on any of these series of notes.

This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any 2037 Notes or any other securities.

References in this news release to "dollars" or "$" are to United States dollars.

ADVISORY

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “expect”, or “will”, or similar expressions and includes suggestions of future outcomes.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to Risk Management and Risk Factors in Cenovus’s Management’s Discussion and Analysis of the financial and operating results for the year ended December 31, 2020 and the risk factors set forth under the heading “Risk Factors” in Cenovus’s Annual Information Form, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Relations Media Relations general line 403-766-7751

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